Filed by Peoples Financial Services Corp.

(Commission File No. 001-36388)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: FNCB Bancorp

(Commission File No. 001-38408)

Date: September 27, 2023

ONE BRAND ONE BANK ONE TEAM Employee Packet +

We are excited to announce the strategic combination of Peoples Financial Services Corp. (“PFIS”), the parent company of Peoples Security Bank and Trust Company (“PSBT”), with FNCB Bancorp, Inc., the parent company of FNCB Bank (“FNCB”). The combined company will result in assets of approximately $5.5 Billion; a banking team of 500+ employees; and a branch network serving 13 counties in Pennsylvania; Broome County, New York and Central New Jersey. MANAGEMENT Craig Best will serve as the Chief Executive Officer of the combined Bank and the Holding company. Mr. Best has led PSBT and its predecessor for over seventeen years in this capacity. Jerry Champi will serve as the President of the Bank and Holding Company. Mr. Champi has served as President and Chief Executive Officer at FNCB for over seven years. Thomas Tulaney will serve as the Chief Operating Officer of the Bank and Holding Company. Mr. Tulaney has served in various capacities at PSBT for over twelve years. It is anticipated that twelve months after the close date, Jerry Champi will become the Chief Executive Officer of the Bank and Holding Company and Thomas Tulaney will become the President and Chief Operating Officer of the Bank. John Anderson will serve as the Chief Financial Officer and James Bone will serve as the Chief Operations Officer for the Bank and Holding Company. Mr. Anderson and Mr. Bone both have served in various capacities for more than 30 years with their respective institutions. BOARD OF DIRECTORS The structure of the Holding Company board at closing will be comprised of 16 directors, eight from PFIS and eight from FNCB. William E. Aubrey II will serve as Chairman and Louis DeNaples, Sr. will serve as Vice Chairman for both the Holding Company and Bank boards of director. $5.5 Billion Total Assets $4.7 Billion Total Deposits $4.0 Billion Total Loans +

ENTITY NAMES The combined holding company will be Peoples Financial Services Corp. PSBT and FNCB will merge and operate under one unified brand as Peoples Security Bank and Trust Company. CORPORATE HEADQUARTERS The Bank Holding Company (PFIS) will be headquartered in Scranton, PA. The Bank (PSBT) will be headquartered in Dunmore, PA. WHAT IS THE COMBINED FOOTPRINT? The combined markets are well positioned throughout Pennsylvania, including Northeastern Pennsylvania, the Lehigh Valley, Greater Delaware Valley, Central Pennsylvania, the Greater Pittsburgh Region along with portions of New York and New Jersey. +

ONE BRAND. ONE BANK. ONE TEAM. Our employees are the driving force behind our success! We established high standards in order to deliver superior banking products and services to our Business and Personal Customers. Together we have created a culture that has allowed us to work as a unified team. Our culture and teamwork has lead us to many successes. Over the years, each of PSBT and FNCB have achieved significant growth in both assets and earnings. More importantly, we have built brands that are well received by our customers and shareholders, and respected by many of our peers. We feel strongly that the combined Bank will provide even greater opportunities for our shareholders, employees, customers and communities. WHY COMBINE THE TWO ORGANIZATIONS? WHAT MAKES THE TWO ORGANIZATIONS ATTRACTIVE STRATEGIC PARTNERS? PSBT and FNCB are both highly respected institutions with rich histories, valued banking franchises, with strong leadership and experienced professional bankers. Both banks encompass like - minded cultures that focus on employees and the customer experience. Both are rooted in the communities they serve. The geographic footprints of both banks are well aligned, which when combined, will provide greater scale for expansion, and allows the Bank to deepen its presence in Northeastern Pennsylvania. The resulting company will also leverage its strength that will benefit our shareholders, customers, employees, and the community with an enhanced suite of banking products and services along with leading edge technology solutions. +

WILL THERE BE ANY IMPACT TO PRODUCTS AND SERVICES? The merger will create enhanced products, services and technology, which will be of great benefit to our Business and Personal customers alike. A new product guide and information will be presented to our customers prior to the closing date, which is expected to occur in the first half of 2024. Extensive training in our new products will be provided to our employees. WHAT WILL THE CULTURE OF THE NEW COMPANY BE LIKE? When evaluating the transaction, it was extremely important to both PSBT and FNCB that the culture of the two organizations fundamentally align. Over the past 10+ years, employees from both organizations have established a very close business relationship in various community activities and we have built a very significant partnership in loan participations. We are both committed to living out our core values daily with a strong desire to positively impact lives. We are community bankers, committed to our employees, customers, shareholders and the communities we serve. WILL ANYTHING HAPPEN TO MY JOB? For all of us, this change represents opportunity. The combined company should provide opportunities for employees to have new and expanded roles throughout our organization. The key to success will come from the combined skills and performance of our banking team. Part of the integration process will be to analyze the staffing needs of the combined company, and as in any transaction between banks of our size, we expect duplication within departments and branch consolidations that are in close proximity. As a result, we do expect some staff reductions. Any job elimination will be entitled to and compensated with a severance payment per Bank policy. We expect all employees of both companies to continue employment in the ordinary course of business and the reporting structure to remain the same through the closing of the merger. It is too early to know the specific employee impact. Each Bank will convey details to their employees in a timely manner. A formal timeline will be communicated around the process for notifications as soon as one is available . We appreciate your patience and understanding as the combined management team works through the process in a thoughtful and timely fashion . +

WILL THERE BE ANY BRANCH CONSOLIDATIONS? We will be evaluating the branch structure and some consolidation will be likely due to the proximity of certain branch locations. Any branch consolidation will be accomplished with careful evaluation and significant consideration to ensure a limited impact on the local community, employees, and our customers. WHAT WILL BE THE COMBINED MISSION AND VISION? To succeed, we must be constantly aware of the roles played by our stakeholders – our shareholders, our customers, our communities, and our employees. We will work together to: Exceed customers’ expectations as we proactively help them achieve their goals. Create a dynamic environment that promotes life - long learning and personal growth of employees. Help to make our communities better places to live and work by being an important contributor of time, talent and resources. WHEN WILL THE TRANSACTION BE COMPLETED? The transaction is expected to close in the first half of 2024, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company. Bank system conversions will occur simultaneously at closing or shortly thereafter. WHAT WILL HAPPEN TO FNCB BANCORP STOCK? At closing, existing FNCB Bancorp, Inc. stock will be converted to shares of Peoples Financial Services Corp. stock. FNCB Shareholders will receive formal instructions on how to convert their shares prior to closing. IF I HAVE ADDITIONAL QUESTIONS, CAN I SPEAK WITH SOMEONE? The officers of our Bank are an important conduit for communication and leadership. Ongoing communication will be provided in meetings, emails and on the intranet for FNCB and PSBT. Our employees, through our officers and leadership will be informed on the progress of the merger throughout the process and as key milestones are attained. Questions and concerns employees might have may also be directed to: mergerQA@fncb. com or mergerQA@psbt.com. +

WHAT SHOULD I DO IF SOMEONE FROM THE MEDIA CONTACTS ME? Employees, officers, and directors are not authorized spokespersons for the banks and any media inquiries should be referred according to your Bank’s current policy. Employees of PSBT should refer all inquiries to Craig Best, CEO or Thomas Tulaney, President at 570 - 346 - 7741 Extension 2352. FNCB employees should refer all inquiries to Jerry Champi, President & CEO at 570 - 348 - 4806. LEARN MORE BY VISITING: www.psbt.com or www.fncb.com +

FORWARD - LOOKING STATEMENTS This communication includes “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Peoples Financial Services Corp. (together with its subsidiaries, “Peoples”) and FNCB Bancorp, Inc. (together with its subsidiaries “FNCB”) regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and beneﬁts of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our ﬁnancial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated beneﬁts from the proposed transaction; and other statements that are not historical facts. Forward – looking statements are typically identiﬁed by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward - looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward - looking statements speak only as of the date they are made; and except as may be required by law, Peoples and FNCB do not assume any duty, and do not undertake, to update such forward - looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward - looking statements are subject to assumptions and uncertainties, actual re - sults or future events could diﬀer, possibly materially, from those indicated in or implied by such forward - looking statements as a result of a variety of factors, many of which are beyond the control of Peoples and FNCB. Such statements are based upon the current beliefs and expectations of the management of Peoples and FNCB and are subject to signiﬁcant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing un - due reliance on forward - looking statements. The factors that could cause actual results to diﬀer materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the deﬁnitive merger agreement between Peoples and FNCB; the outcome of any legal proceedings that may be instituted against Peoples or FNCB; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisﬁed on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposi - tion of conditions that could adversely aﬀect the combined company or the expected beneﬁts of the proposed transaction); the ability of Peoples and FNCB to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risks related to capital actions of Peoples, FNCB and the combined entity, including related to actions concerning dividends, the risk that any announcements relating to the proposed trans - action could have adverse eﬀects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the an - ticipated beneﬁts of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Peoples and FNCB do business; the risks related to Peoples and FNCB not achieving their estimated ﬁnancial performance; the risks related to changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely aﬀect Peoples’ and FNCB’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; risks related to the uncertainty in U.S. ﬁscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System; risks related to the volatility and disruptions in global capital and credit markets; risks related to the movements in interest rates; risks related to reform of LIBOR; the credit risks of lending activities, which may be aﬀected by deterioration in real estate markets and the ﬁnancial condition of borrowers, and the operational risk of lending activities, including the eﬀectiveness of Peoples’ and FNCB’s underwriting practices and the risk of fraud; risks related to the ﬂuctuations in the demand for loans; risk related to the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Peoples’ and FNCB’s activities particularly in a rising or high interest rate environment; risks related to the rapid withdrawal of a signiﬁcant amount of deposits over a short period of time; the risk related to the impact of other bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; risks related to the impact of natural disasters or health epidemics; risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; risks related to volatility in the trading price of Peoples’ and FNCB’s common stock; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating eﬃciencies in the transaction within the expected timeframes or at all and to successfully integrate FNCB’s operations and those of Peoples; such integration may be more diﬃcult , time - consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Peoples’ and FNCB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Peoples’ issuance of additional shares of its capital stock in connection with the proposed transaction; eﬀects of the announcement, pendency or completion of the proposed transaction on the ability of Peoples and FNCB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; the impacts of continuing inﬂation and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may aﬀect future results of Peoples and FNCB; and the other factors discussed in the “Risk Factors” section of Peoples’ and FNCB’s Annual Reports on Form 10 - K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Peoples’ and FNCB’s Quarterly Report on Form 10 - Q for the quarters ended March 31, 2023, and June 30, 2023, and other reports Peoples and FNCB ﬁle with the U.S. Securities and Exchange Commission (the “SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, Peoples will ﬁle a registration statement on Form S - 4 with the SEC. The registration statement will include a joint proxy statement of Peoples and FNCB, which also constitutes a prospectus of Peoples, that will be sent to shareholders of Peoples and shareholders of FNCB seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an oﬀer to sell or a solicitation of an oﬀer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solici - tation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF PEOPLES AND FNCB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S - 4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S - 4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, FNCB AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents ﬁled with the SEC containing information about Peoples and FNCB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents ﬁled with the SEC by Peoples will be made available free of charge in the “Investor Relations” section of Peoples’ website, https://psbt.com/, under the heading “SEC Filings.” Copies of documents ﬁled with the SEC by FNCB will be made available free of charge in the “About FNCB” section of FNCB’s website. PARTICIPATION IN SOLICITATION Peoples, FNCB, and certain of their respective directors and executive oﬃcers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Peoples’ directors and executive oﬃcers is available in its deﬁnitive proxy state - ment, which was ﬁled with the SEC on April 5, 2023, and certain other documents ﬁled by Peoples with the SEC. Information regarding FNCB’s directors and executive oﬃcers is available in its deﬁnitive proxy statement, which was ﬁled with the SEC on April 10, 2023, and certain other documents ﬁled by FNCB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be ﬁled with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. +